Filed Pursuant to
SEC Rule 424(b)(3)
Registration No. 333-136804

QUADRIGA SUPERFUND, L.P. — SERIES A AND SERIES B SUPPLEMENT
DATED AUGUST 13, 2007 TO PROSPECTUS DATED JUNE 29, 2007

JULY 2007 PERFORMANCE UPDATE

			Total NAV	NAV per Unit
	July 2007	Year to Date	07/31/07	07/31/07

Series A	-6.78%	-9.93%	$60,531,062	$1,351.29
Series B	-10.11%	-15.39%	$27,163,526	$1,541.61

*	All performance is reported net of fees and expenses

Fund results for July 2007:

Global equities rallied in early July before selling off late as investors traded risk exposure in equities for the relative safety of the bond market. Japan’s Nikkei and Australia’s SPI 200 lost ground in sympathy with U.S. equity weakness and soft retail sales. European equities moved lower despite positive macroeconomic data as concerns over valuation and impending rate hikes combined with uncertainty in the U.S. to limit gains. A relatively large loss was incurred from the Fund’s long positions in this sector.

World bond markets moved significantly higher in July as ongoing fallout from U.S. housing market weakness spurred a global flight to safety. A strong rally ensued as evidence mounted that sub-prime loan weakness was spreading to other sectors of the economy. U.S. foreclosures swelled 58% in the first half of 2007, leading to talk that sub-prime mortgage losses could reach $100 billion. In Europe, investors moved into bonds as equities sold off despite strong employment, solid German factory orders, and higher than expected Euro Zone GDP. Declining bank credit quality fueled the sell off as fears grew that financing for mergers and acquisitions would disappear. The Fund experienced losses from its short positions in this sector.

Three month Eurodollar futures rallied sharply at the end of July as declining equities forced investors to the relative safety of treasuries amid evidence that the sub-prime mortgage market crisis was spreading. Despite healthy economic reports early in the month, short term rates moved higher on concerns that tightening credit would limit mergers and acquisition flow, lower fixed income revenue at banks, slow overall expansion, and thus limit corporate profits throughout the economy. In Europe, three month Euribor futures advanced despite record low unemployment, strong GDP, and a surging services industry as the U.S. credit crunch caused a worldwide sell-off in indices. Relatively large losses were sustained from the Fund’s short positions in this market sector.

Crude oil and natural gas futures continued to diverge in July, extending a phenomenon that dates back to February. Middle Eastern geopolitics, increasing capacity utilization at U.S. refineries, and excellent GDP figures out of China and the U.S. supported values throughout the month. Surprisingly, this market showed very little response to the late month financial market meltdown and accompanying fears for a global economic slowdown. Natural gas continued to trend lower, while gasoline futures fell amid rising capacity utilization at U.S. refineries. Moderate temperatures throughout the Midwestern and Northeastern U.S. limited demand, while hurricane activity in the Atlantic remained muted. Gains gain resulted from the Fund’s short positions in this sector.

Precious metals finished July slightly higher as action was heavily dictated by the U.S. Dollar. Gold gained early in the month as weakness in the U.S. currency allowed investors to purchase the U.S. Dollar denominated metal at attractive prices. However, the month end financial markets meltdown forced a reversal in the U.S. Dollar and limited gold to a small gain on the month. London Copper gained as strikes in South America and a strong second quarter Chinese GDP figure led to declining inventories at the London Metals Exchange. Poor U.S. housing figures did little to stem the advance. Lead continued its impressive bull run, adding another 17.8% as the Chinese export tax continues to provide support. The Fund’s combination of long and short positions in this sector produced an overall loss.

Other market sectors, relative to the sectors mentioned above, did not reveal significant trends and did not have a major influence on this month’s overall negative performance.

For the month of July 2007, Series A and Series B lost 6.78% and 10.11%, respectively, including all fees and expenses.

QUADRIGA SUPERFUND, L.P. — SERIES A
JULY 2007 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month Ended July 31, 2007)

STATEMENT OF INCOME

July 2007

Investment income, interest	$259,089

Expenses
Management fee	93,808
Organization and offering expenses	12,677
Operating expenses	7,606
Selling Commissions	202,827
Other expenses	20
Incentive fee	—
Brokerage commissions	225,242

Total expenses	542,180

Net investment gain (loss)	(283,091)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	1,283,784
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(5,404,749)

Net gain (loss) on investments	(4,120,965)

Net increase (decrease) in net assets from operations	$(4,404,056)

STATEMENT OF CHANGES IN NET ASSET VALUE

July 2007

Net assets, beginning of period	$66,377,723

Net increase in net assets from operations	(4,404,056)
Capital share transactions
Issuance of shares	318,900
Redemption of shares	(1,761,506)

Net increase (decrease) in net assets from capital share transactions	(1,442,606)
Net increase (decrease) in net assets	(5,846,662)

Net assets, end of period	$60,531,061

NAV Per Unit, end of period	$1,351.29

QUADRIGA SUPERFUND, L.P. — SERIES B
JULY 2007 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month Ended July 31, 2007)

STATEMENT OF INCOME

July 2007

Investment income, interest	$112,404

Expenses
Management fee	42,096
Organization and offering expenses	5,689
Operating expenses	3,413
Selling Commissions	91,019
Other expenses	45
Incentive fee	—
Brokerage commissions	154,584

Total expenses	296,846

Net investment gain (loss)	(184,442)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	688,741
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(3,559,600)

Net gain (loss) on investments	(2,870,859)

Net increase (decrease) in net assets from operations	$(3,055,301)

STATEMENT OF CHANGE IN NET ASSET VALUE

July 2007

Net assets, beginning of period	$30,679,719

Net increase (decrease) in net assets from operations	(3,055,301)
Capital share transactions
Issuance of shares	761,873
Redemption of shares	(1,222,767)

Net increase (decrease) in net assets from capital share transactions	(460,894)
Net increase (decrease) in net assets	(3,516,195)

Net assets, end of period	$27,163,524

NAV Per Unit, end of period	$1,541.61

TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

/s/  Nigel James
Nigel James, President
Superfund Capital Management, Inc.
General Partner
Quadriga Superfund, L.P.